NO ACT

DC 1-22-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


08041743

March 11, 2008

Vincent B. Tritto
Secretary
Anthracite Capital, Inc.
40 East 52nd Street
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/11/2008

Re: Anthracite Capital, Inc.
Incoming letter dated January 22, 2008

Dear Mr. Tritto:

This is in response to your letter dated January 22, 2008 concerning the shareholder proposal submitted to Anthracite by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

ANTHRACITE

January 22, 2008

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal of Mr. Gerald R. Armstrong;
Omission of Stockholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I am writing on behalf of Anthracite Capital, Inc., a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reason stated below, the Company may properly omit the stockholder proposal (the "Proposal") submitted by Mr. Gerald R. Armstrong (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting").

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter, including attachments. A copy of this letter is also being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the Company's 2008 proxy materials.

The Company believes that the Proposal may properly be omitted from the Company's 2008 proxy materials because the Proponent has failed to establish his compliance with the eligibility requirements set forth in Rule 14a-8(b) and Rule 14a-8(f).

I. Background

Rule 14a-8(b)(1) provides that in order to be eligible to submit the Proposal, the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the Proponent submitted the Proposal.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

The Proposal was submitted to the Company by letter dated December 7, 2007. Accordingly, the one-year period referred to in Rule 14a-8(b)(1) is the period from December 8, 2006 through December 7, 2007. The letter dated December 7, 2007 from the Proponent to the Company and the Proposal are attached hereto as Exhibit A. The Company received the Proposal on December 11, 2007.

According to the Company's records, the Proponent was the record holder of 800 shares of the Company's common stock during the period from December 8, 2006 to February 12, 2007, and again during the period from February 26, 2007 to the current date. The Proponent, however, was not the record holder of such 800 shares during the two-week period from February 12, 2007 to February 26, 2007 (the "February 2007 Period"). Accordingly, the Proponent was not the record holder of such shares continuously for a period of at least one year prior to the Proponent's submission of the Proposal.

In addition, according to the Company's records, the Proponent is the record holder of shares of the Company's common stock through the Company's Dividend Reinvestment and Stock Purchase Plan ("DRIP"). On December 7, 2007, the Proponent was the record holder of 275.279 shares of the Company's common stock through the DRIP. If, during the February 2007 Period, the Proponent had been the record holder of at least $2,000 in market value of shares of the Company's common stock through the DRIP, the Proponent would have satisfied the requirement of having held $2,000 in market value of the Company's shares continuously for at least one year prior to the Proponent's submission of the Proposal. According to the Company's records, the Proponent was the record holder of 181.038 shares of the Company's common stock through the DRIP during the February 2007 Period.

Pursuant to Section C.1.a. of the Securities and Exchange Commission's Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), for purposes of Rule 14a-8(b)(1) the market value of the Proponent's shares is calculated by multiplying the number of shares held by the Proponent by the highest selling price of the Company's common stock during the 60 calendar days before the Proponent submitted the Proposal. The highest selling price of the Company's common stock during the 60-day period between October 8, 2007 and December 7, 2007, as reported on the New York Stock Exchange, was $10.09. Accordingly, the market value attributed to the shares of the Company's common stock the Proponent held of record through the DRIP during the February 2007 Period was $1,826.67 (181.038 shares x $10.09), which is less than $2,000. At no time was the Proponent the record holder of at least 1% of the Company's securities entitled to be voted at the 2008 Annual Meeting.

After determining that the Proponent was not the record holder of a sufficient number of shares of the Company's voting stock continuously for at least one year prior to the date on which the Proposal was submitted, in accordance with Rule 14a-8(f), on December 21, 2007, ten calendar days after the Company's receipt of the Proposal on December 11, 2007, the Company sent to the Proponent, by Federal Express overnight delivery, a letter (the "Notification Letter") notifying the Proponent that the Proposal did not comply with certain provisions of Rule 14a-8(b). The Notification Letter is attached hereto as Exhibit B. A copy of Rule 14a-8(b) was provided to the Proponent with the Notification Letter.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

Specifically, the Notification Letter informed the Proponent of the facts set above relating to the Proponent's record holdings of the Company's common stock during the one-year period prior to his submission of the Proposal. In addition, the Notification Letter notified the Proponent that if the Proponent had been the beneficial owner, but not record owner, of additional shares of the Company's common stock during the February 2007 Period, which shares, together with the 181.038 shares the Proponent held of record during the February 2007 Period, satisfy the $2,000 market value test, Rule 14a-8(b)(2)(i) requires the Proponent to submit to the Company a written statement from the record owner of such shares verifying the Proponent's continuous ownership of such shares during the February 2007 Period.

The Notification Letter advised the Proponent that such written statement must be submitted to the Company within 14 calendar days of the Proponent's receipt of such letter pursuant to Rule 14a-8(f). The Notification Letter further advised the Proponent that, if within the required 14-calendar day period, the Proponent did not furnish to the Company such written statement, the Company believed it would be entitled to omit the Proposal from its 2008 proxy materials.

Federal Express confirmed to the Company that the Notification Letter was delivered to the Proponent on December 22, 2007. Pursuant to Rule 14a-8(f), the Proponent, therefore, was required to furnish the written statement to the Company on or before January 5, 2008. The Proponent did not furnish such written statement to the Company on or before January 5, 2008 (and has not furnished such written statement to the Company as of the date of this letter).

Accordingly, in violation of Rule 14a-8(b), the Proponent has not verified that it <u>continuously</u> held at least $2,000 in market value of the Company's shares of common stock during the one-year period from December 8, 2006 through December 7, 2007.

II. The Proposal may be excluded from the Company's 2008 proxy materials because the Proponent fails to meet the eligibility requirements of Rule 14a-8(b)(1)

The Staff consistently has taken the position that the failure of a proponent to provide appropriate documentation within 14 calendar days of the proponent's receipt of a proper request from the company pursuant to Rule 14a-8(f) justifies omission of a proposal from the company's proxy materials. See *General Motors Corporation* (March 21, 2006); *H.J. Heinz Company* (May 23, 2006); *American International Group* (March 15, 2006); *The Mills Corporation* (March 15, 2005); *Nabors Industries Ltd.* (March 8, 2005); *Sterling Capital Corporation* (February 25, 2004); *Merrill Lynch & Co., Inc.* (January 27, 2003); and *The Allstate Corporation* (February 5, 2001). The Proponent failed to provide the Company with any documentation within 14 days of his receipt of the Notification Letter establishing that he was the beneficial owner of shares of the Company's common stock during the February 2007 Period. The 14-day period during which the Proponent was required to respond pursuant to Rule 14a-8(f) ended on January 5, 2008 without any response at all from the Proponent.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

ANTHRACITE

III. Conclusion

For the reason stated above, the Company believes that the Proposal may properly be omitted from its 2008 proxy materials pursuant to Rule 14a-8(b) and Rule 14a-8(f), and respectfully requests that the Staff concur with this position.

* * * *

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before the Company files its definitive 2008 proxy materials with the Commission. The Company hereby agrees to forward promptly to the Proponent any Staff response to this notice of intention that the Staff transmits by facsimile to the Company only.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from its 2008 proxy materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

In the event you have any questions or comments concerning the subject matter of this letter, please call the undersigned at (212) 810-3439.

Very truly yours,



Vincent B. Tritto
Secretary

Attachments

cc: Mr. Gerald R. Armstrong
Herman H. Howerton, Esq.

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
December 7, 2007

The Company's Secretary
ANTHRACITE CAPITAL, INC.
40 East 52nd Street
New York City, New York 10022

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of Anthracite Capital, Inc., at the coming annual meeting in 2008, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 275.279 shares--an amount which likely will be increased because of participation in the dividend reinvestment plan, and are shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 820 Sixteenth Street, No. 705; Denver, Colorado; 80202-3227; 303-355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

Certified Mail No. 7006 0100 0003 2172 6421

RESOLUTION

That the shareholders of ANTRACITE CAPITAL, INC. request is Board of Directors to take the steps necessary to eliminate classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a menner that does not affect the unexpired terms of teh previously-elected Directors.

STATEMENT

The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, our board of directors is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

U. S. Bancorp, Associated Banc-Corp, Piper-Jaffray Companies, Fifth-Third Bancorp, Pan Pacific Retail Properties, Qwest Communications International, Xcel Energy, Greater Bay Bancorp, North Valley Bancorp, Pacific Continental Corporation, Regions Financial Corporation, CoBiz Financial Inc., Marshall & Illsley Corporation, and Wintrust Financial, Inc. are among the corporations electing directors annually because of the efforts of the proponent.

The performance of our management and our Board of Directors is now being more strongly tested due to economic conditions and the accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value.

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect a need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.

GERALD R. ARMSTRONG
820 SIXTEENTH STREET, NO. 705
DENVER, COLORADO 80202-3227


CERTIFIED MAIL™

7006 0100 0003 2172 6421

RETURN RECEIPT REQUESTED


UNITED STATES POSTAL SERVICE
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PAID
DENVER,CO
80202
DEC 06 '07
AMOUNT
$5.21
00051276-07
0000
10022

The Company's Secretary
ANTHRACITE CAPITAL, INC.
40 East 52nd Street
New York City, New York 10022

Sharda?

10022$5929 C076



ANTHRACITE

December 21, 2007

VIA FEDERAL EXPRESS

Mr. Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

Dear Mr. Armstrong:

I am writing on behalf of Anthracite Capital, Inc., a Maryland corporation (the "Company"), in connection with a letter (the "Letter") sent by you addressed to the Company's Secretary. The Letter is dated December 7, 2007 and was received by the Company on December 11, 2007. The Letter was accompanied by a proposal (the "Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with the Company's 2008 Annual Meeting of Stockholders (the "Annual Meeting").

I am notifying you on behalf of the Company that the submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act. In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8(b)(1), you must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year prior to your submission of the Proposal.

Since the Proposal was submitted by letter dated December 7, 2007, the one-year period referred to in Rule 14a-8(b)(1) is the period from December 8, 2006 through December 7, 2007.

According to the Company's records, you were the record holder of 800 shares of the Company's common stock during the period from December 8, 2006 to February 12, 2007, and during the period from February 26, 2007 to the current date. You did not, however, maintain record ownership of such 800 shares during the period from February 12, 2007 to February 26, 2007. Accordingly, you were not the record owner of such shares continuously for a period of at least one year prior to your submission of the Proposal.

In addition, according to the Company's records, you are the record holder of shares of the Company's common stock through the Company's Dividend Reinvestment and Stock Purchase Plan ("DRIP"). On December 7, 2007, you were the record holder of 275.279 shares of the Company's common stock through the DRIP. If, during the period from February 12, 2007 to February 26, 2007, you were the record holder of at least $2,000 in market value of shares of the Company's common stock through the

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300

DRIP, you would satisfy the requirement of having held $2,000 in market value of the Company's shares for at least one year prior to your submission of the Proposal. According to the Company's records, you were the record holder of 181.038 shares of the Company's common stock through the DRIP during the period from February 12, 2007 to February 26, 2007.

Pursuant to Section C.1.a. of the Securities and Exchange Commission's Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), the market value of voting securities in Rule 14a-8(b)(1) is calculated by multiplying the number of shares held by the highest selling price of the Company's common stock during the 60 calendar days before you submitted the Proposal. The highest selling price of the Company's common stock during the 60-day period between October 8, 2007 and December 7, 2007, as reported on the New York Stock Exchange, was $10.09. Accordingly, the market value attributed to the shares of the Company's common stock you held of record through the DRIP from February 12, 2007 to February 26, 2007 was $1,826.67 (181.038 shares x $10.09), which is less than $2,000.

If you were the beneficial owner, but not record owner, of additional shares of the Company's common stock during the period from February 12, 2007 to February 26, 2007, which shares, together with the 181.038 shares you held of record, satisfy the $2,000 market value test during that period, Rule 14a-8(b)(2)(i) requires you to submit to the Company a written statement from the record owner of shares verifying your continuous ownership of such stock for the period from February 12, 2007 to February 26, 2007.

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that you furnish to the Company, within fourteen (14) calendar days of your receipt of this letter, the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) as described above. For your convenience, a copy of Rule 14a-8(b) is enclosed with this letter.

If within the required 14-calendar day period, you do not furnish to the Company the written statement regarding continuous ownership referred to above and required pursuant to Rule 14a-8(b)(2)(i) from the record owner of shares that you beneficially owned, we believe the Company will be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

Very truly yours,



Vincent B. Tritto
Secretary

Enclosure

cc: Chris A. Milner, Chief Executive Officer
Herman H. Howerton, Vice President and General Counsel

Rule 14a-8(b)

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Anthracite Capital, Inc.
Incoming letter dated January 22, 2008

The proposal relates to the annual election of directors.

There appears to be some basis for your view that Anthracite may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Anthracite's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Anthracite omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



William A. Hines
Special Counsel

END